Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Nano Dimension Ltd.:

We consent to the use of our report incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 9, 2020, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a lack of sufficient resources, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Our report refers to a change in the method of accounting for leases.

/s/ Somekh Chaikin

Certified Public Accountants (Israel)

Member Firm of KMPG International

Tel Aviv, Israel

March 13, 2020